Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 11, 2019

BY AND BETWEEN

FIRST COMMUNITY BANKSHARES, INC.

AND

HIGHLANDS BANKSHARES, INC.

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS		1

ARTICLE II THE MERGER		7
2.1	The Merger	7
2.2	Closing	7
2.3	Effective Time	8
2.4	Effects of the Merger	8
2.5	Effect on Outstanding Shares of Company Stock	8
2.6	Appraisal Rights	9
2.7	Exchange Procedures	9
2.8	Effect on Outstanding Shares of Purchaser Common Stock	11
2.9	Directors of Surviving Corporation After Effective Time	11
2.10	Articles of Incorporation and Bylaws	11
2.11	Treatment of Restricted Stock Awards	12
2.12	Bank Merger	12
2.13	Alternative Structure	12
2.14	Absence of Control	12
2.15	Additional Actions	13
2.16	Withholding	13

ARTICLE III REPRESENTATIONS AND WARRANTIES		13
3.1	Disclosure Letters; Standard	13
3.2	Representations and Warranties of the Company	14
3.3	Representations and Warranties of Purchaser	34

ARTICLE IV CONDUCT PENDING THE MERGER		46
4.1	Forbearances by the Company	46
4.2	Forbearances by Purchaser	50

ARTICLE V COVENANTS		51
5.1	Acquisition Proposals	51
5.2	Advice of Changes	52
5.3	Access and Information	53
5.4	Applications; Consents	54
5.5	Anti-Takeover Provisions	55
5.6	Additional Agreements	55
5.7	Publicity	56
5.8	Shareholder Meeting	56
5.9	Registration of Purchaser Common Stock	57
5.10	Notification of Certain Matters	58
5.11	Employee Benefit Matters	58
5.12	Indemnification	60
5.13	Shareholder Litigation	62

5.14	Disclosure Supplements	62
5.15	Director Appointment	62

ARTICLE VI CONDITIONS TO CONSUMMATION		62
6.1	Conditions to Each Party’s Obligations	62
6.2	Conditions to the Obligations of Purchaser	63
6.3	Conditions to the Obligations of the Company	64

ARTICLE VII TERMINATION		64
7.1	Termination	64
7.2	Termination Fee; Expenses	66
7.3	Effect of Termination	66

ARTICLE VIII CERTAIN OTHER MATTERS		67
8.1	Interpretation	67
8.2	Survival	67
8.3	Waiver; Amendment	67
8.4	Counterparts	67
8.5	Governing Law	67
8.6	Expenses	67
8.7	Notices	67
8.8	Entire Agreement; etc	68
8.9	Successors and Assigns; Assignment	69
8.10	Severability	69
8.11	Specific Performance	69
8.12	Waiver of Jury Trial	69
8.13	Delivery by Facsimile or Electronic Transmission	69

Exhibit A Form of Company Voting Agreement

Exhibit B Plan of Bank Merger

AGREEMENT AND PLAN OF MERGER

This is an Agreement and Plan of Merger, dated as of September 11, 2019, by and between First Community Bankshares, Inc., a Virginia corporation (“Purchaser”), and Highlands Bankshares, Inc., a Virginia corporation (the “Company”).

INTRODUCTORY STATEMENT

The Boards of Directors of each of Purchaser and the Company have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the respective best interests of Purchaser and the Company and in the best interests of their respective shareholders.

The parties hereto intend that the Merger (as defined herein) shall qualify as a “reorganization” under the provisions of Section 368(a) of the IRC (as defined herein) for federal income tax purposes and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

Purchaser and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Purchaser’s willingness to enter into this Agreement, each member of the Board of Directors of the Company has entered into an agreement dated as of the date hereof in the form of Exhibit A, pursuant to which he or she will vote his or her shares of Company Common Stock and Company Preferred Stock in favor of this Agreement and the transactions contemplated hereby (each, a “Company Voting Agreement”).

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Appraisal Shares	Section 2.6
Appraisal Shareholder	Section 2.6
Articles of Merger	Section 2.3
Audited Financial Statements	Section 3.2(h)(i)
Average Starting Price	Section 7.1(g)
Bank Merger	Section 2.12
Bank Merger Certificates	Section 2.12
Burdensome Condition	Section 5.6
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2

Defined Term	Location of Definition
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 3.2(r)(i)
Company Contract	Section 3.2(o)(ii)
Company ERISA Affiliate	Section 3.2(r)(i)
Company Intellectual Property	Section 3.2(p)(i)
Company IT Systems	Section 3.2(p)(ii)
Company Qualified Plans	Section 3.2(r)(iv)
Company Reports	Section 3.2(ii)
Company Shareholder Meeting	Section 5.8(a)
Company Voting Agreement	Introductory Statement
Confidentiality Agreements	Section 5.3(c)
Continuing Employee	Section 5.11(a)
Designated Director	Section 5.15
Disclosure Letter	Section 3.1
DOL	Section 3.2(r)(ii)
Effective Time	Section 2.3
Enforceability Exceptions	Section 3.2(d)
Exchange Agent	Section 2.7(a)
Exchange Ratio	Section 2.5(a)
Final Index Price	Section 7.1(g)
Financial Statements	Section 3.2(h)(i)
Indemnified Party	Section 5.12(a)
Index Price	Section 7.1(g)
Index Ratio	Section 7.1(g)
Letter of Transmittal	Section 2.7(a)
Liabilities	Section 3.2(i)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Multiemployer Plan	Section 3.2(r)(vi)
Multiple Employer Plan	Section 3.2(r)(vi)
OREO	Section 4.1(d)
Outside Date	Section 7.1(d)
PBGC	Section 3.2(r)(ii)
Premium Cap	Section 5.12(c)
Proxy Statement-Prospectus	Section 5.9(a)
Purchaser	Preamble
Purchaser Bank	Section 2.12
Purchaser Benefit Plans	Section 3.3(r)(i)
Purchaser Contract	Section 3.3(p)(i)
Purchaser ERISA Affiliate	Section 3.3(r)(i)
Purchaser Intellectual Property	Section 3.3(cc)(i)
Purchaser IT Systems	Section 3.3(cc)(ii)
Purchaser Preferred Stock	Section 3.3(c)(i)
Purchaser Qualified Plans	Section 3.3(r)(iii)

Defined Term	Location of Definition
Purchaser Ratio	Section 7.1(g)(i)
Purchaser Reports	Section 3.3(h)
Purchaser Restricted Stock	Section 2.11
Representatives	Section 5.1(a)
Requisite Company Vote	Section 7.1(b)
Series A Preferred	Section 3.2(c)(i)
Surviving Corporation	Section 2.1
TBVA	Section 2.12
Unvested Company Restricted Stock	Section 2.11
Unvested Company LTIP Restricted Stock	Section 2.11
VSCCBFI	Section 3.2(f)

For purposes of this Agreement:

“Acquisition Proposal” means any indication of interest, proposal or offer, whether or not in writing, with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions or 20% or more of any class of equity or voting securities of the Company or its Subsidiaries; (iii) any tender offer or exchange offer for 20% or more of the outstanding voting or equity securities of the Company or any of its Subsidiaries or the filing of a registration statement under the Securities Act in connection therewith; (iv) any transaction that is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing; or (v) any public announcement, notice or regulatory filing of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Affiliate” means, with respect to a Person, any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such Person.

“Agreement” means this Agreement and the exhibits and schedules hereto, each as amended, modified or restated from time to time in accordance with its terms.

“Average Closing Price” means the average closing sales price of the Purchaser Common Stock as reported on the NASDAQ for the thirty (30) consecutive trading days ending on and including the Determination Date.

“Business Day” means any day other than a Saturday, Sunday or federal holiday.

“Certificate” means certificates or book entry shares evidencing shares of Company Common Stock held by the holders of Company Common Stock.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Company Common Stock” means the common stock, $0.0625 par value per share, of the Company.

“Company 401(k) Plan” means the Target Holdco Defined Contribution Plan.

“Company Preferred Stock” means the preferred stock, par value $2.00 per share, of the Company.

“Company Restricted Stock Plan” mean the Target Holdco 2018 Restricted Stock Plan of the Company.

“CP Preliminary Termination Charge” shall mean the aggregate amount set forth in the Company’s Disclosure Letter.

“CP Final Termination Charge” shall mean the aggregate amount due upon termination of the Company’s agreements with its core processor prior to the Effective Time, including, but not limited to, the “eCommerce Obligation,” the “Flex Credit Repayment” and the “Estimated Obligation Taxes”.

“CRA” means the Community Reinvestment Act, as amended.

“Determination Date” shall mean the latest of (i) the date on which the last regulatory approval necessary is received (disregarding any waiting period) to meet the condition in Section 6.1(b); or (ii) the date on which the Requisite Company Vote is received.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, code, order or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Excluded Shares” means Appraisal Shares and shares of Company Common Stock and Company Preferred Stock owned or held (including as treasury shares), other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, by the Company or by a Subsidiary of either Purchaser or the Company.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, court, commission, or other administrative entity or SRO.

“Hazardous Material” means any substance (whether solid, liquid or gas) that is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by- product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to Purchaser, the actual knowledge of those senior officers set forth in Purchaser’s Disclosure Letter and, with respect to the Company, the actual knowledge of those senior officers set forth in the Company’s Disclosure Letter.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee, participation interest in a loan, or other extension of credit.

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change that, individually or in the aggregate (A) is material and adverse to the business, financial condition or results of operations of the Company or Purchaser, as the context may dictate, and its Subsidiaries, taken as a whole, or (B) materially prevents, impairs or threatens the ability of either the Company or Purchaser, as the context may dictate, to perform its obligations under this Agreement or timely consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes, after the date hereof, in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes, after the date hereof, in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser or the Company required under this Agreement, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (iv) worsening of national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, (v) natural disaster or other force majeure event, and (vi) any failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vi), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition) shall not be considered in determining if a Material Adverse Effect has occurred, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such effect, circumstance, occurrence or change are materially disproportionately adverse to the business, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations.

“NASDAQ” means the NASDAQ Global Select Market.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Purchaser Common Stock” means the voting common stock, $1.00 par value per share, of Purchaser.

“Purchaser 401(k) Plan” means Purchaser’s 401(k) savings plan.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SCC” means State Corporation Commission of the Commonwealth of Virginia.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Significant Subsidiary” means as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, substituting as applicable, the Company or Purchaser as the “registrant.”

“SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which the Company or Purchaser, as applicable, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that: (i) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the liquidity of the acquiror’s common stock, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Purchaser in response to such Acquisition Proposal)); (ii) is for 100% of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

“Taxes” means all federal, state, local, and foreign income, excise, franchise, gross receipts, ad valorem, profits, real and personal property, capital, sales, transfer, use, license, and gains, payroll, wage and employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

“VSCA” means the Virginia Stock Corporation Act, as amended.

ARTICLE II

THE MERGER

2.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Purchaser (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Purchaser shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the VSCA and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2     Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and time as agreed to by the parties hereto on the date designated by Purchaser within fifteen (15) calendar days following satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3     Effective Time. In connection with the Closing, Purchaser and the Company shall duly execute and deliver articles of merger to the SCC, to the extent required by the relevant provision of the VSCA (the “Articles of Merger”). The Merger shall become effective when the Articles of Merger are duly filed or at such later date or time as Purchaser and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4     Effects of the Merger. The Merger will have the effects set forth in this Agreement and the VSCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5	Effect on Outstanding Shares of Company Stock.

(a)     Subject to Section 2.5(b), by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall become and be converted into the right to receive, without interest, .2703 shares (the “Exchange Ratio”) of Purchaser Common Stock (the “Merger Consideration”), as determined by dividing $8.94 by the Average Starting Price; provided, that if the CP Final Termination Charge is less than the CP Preliminary Termination Charge (the difference, the “CP Termination Charge Savings”), then the $8.94 referenced above shall be increased by an amount equal to the quotient of (A) the product of the amount of the CP Termination Charge Savings and 0.79, divided by (B) the total number of shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time, and the Exchange Ratio then adjusted accordingly.

(b)     Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of Company Common Stock and Company Preferred Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Average Closing Price.

(c)     If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock, Company Common Stock, or Company Preferred Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or into a different kind of shares or securities by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar change in capitalization, or there shall be any extraordinary dividend or distribution (for the avoidance of doubt, any quarterly cash dividend declared by the Company or Purchaser shall not be considered an extraordinary dividend of distribution) paid, the Exchange Ratio shall be adjusted appropriately and proportionately to provide the holders of Company Common Stock and Company Preferred Stock the same economic effect as contemplated by this Agreement before such event; provided, that nothing in this sentence shall be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)     As of the Effective Time, except for Appraisal Shares, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by the Company, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6     Appraisal Rights. Each outstanding share of Company Common Stock and Company Preferred Stock, the holder of which has perfected his right to appraisal under the VSCA (an “Appraisal Shareholder”) and has not effectively withdrawn or lost such right as of the Effective Time (the “Appraisal Shares”) shall not be converted into or represent the right to receive the Merger Consideration hereunder and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the VSCA. Each holder of an Appraisal Share shall be entitled to receive the value of such Appraisal Share held by him in accordance with the applicable provisions of the VSCA; provided, that such holder complies with the procedures contemplated by and set forth in the applicable provisions of the VSCA. If any holder of any Appraisal Share shall effectively withdraw or lose such holder’s appraisal rights under the applicable provisions of the VSCA, each such Appraisal Share shall be exchangeable for the right to receive the Merger Consideration pursuant to Section 2.5(a). The Company shall promptly notify Purchaser of each shareholder who asserts rights as an Appraisal Shareholder following receipt of such shareholder’s written demand delivered as provided in the VSCA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of an Appraisal Shareholder asserted under the VSCA.

2.7	Exchange Procedures.

(a)     At or before the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with a bank or trust company designated by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement entered into before the Closing, for the benefit of the holders of record of shares of Company Common Stock and Company Preferred Stock converted into the right to receive the Merger Consideration, for exchange in accordance with this Section 2.7, (i) the number of shares of Purchaser Common Stock sufficient to deliver the aggregate Merger Consideration and (ii) any cash payable in lieu of fractional shares pursuant to Section 2.5(b), and Purchaser shall instruct the Exchange Agent to timely deliver the Merger Consideration. Appropriate transmittal materials (“Letter of Transmittal”) shall be mailed as soon as practicable after the Effective Time to each holder of record of Company Common Stock and Company Preferred Stock. A Letter of Transmittal will be deemed properly completed only if the completed Letter of Transmittal is accompanied by one or more Certificates representing Company Common Stock and Company Preferred Stock (or customary affidavits and, if required by Purchaser pursuant to Section 2.7(h), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock and Company Preferred Stock to be converted thereby.

(b)     At and after the Effective Time, each Certificate shall represent only the right to receive the Merger Consideration, and as to Appraisal Shares, shall represent only the right to receive applicable payments as set forth in Section 2.6. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(c)     The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Purchaser may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a statement reflecting shares issued in book entry form, representing that number of whole shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 2.5(a) and a check in the amount equal to any cash in lieu of fractional shares such holder is entitled to pursuant to Section 2.5(b) and any dividends or other distributions to which such holder is entitled to pursuant to Section 2.7(d). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Purchaser Common Stock and cash in lieu of fractional shares as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Purchaser Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto. If there is a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of the Company, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Company Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Purchaser and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(d)     No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any Person entitled to receive shares of Purchaser Common Stock hereunder until such Person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such Person’s Certificates, such Person shall be entitled to receive any dividends or other distributions, without interest thereon, which after the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such Person’s Certificates.

(e)     The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger

Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(f)     Any portion of the aggregate amount of cash to be paid in lieu of fractions of a share pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the holders of Company Common Stock for six (6) months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of Company Common Stock who has not theretofore complied with this Section 2.7 shall look only to Purchaser for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any Affiliate thereof) shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)     Purchaser and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h)     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8     Effect on Outstanding Shares of Purchaser Common Stock. At the Effective Time, and except as provided in Section 2.5(d), each share of Purchaser Common Stock issued and outstanding immediately before the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9     Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Purchaser serving immediately before the Effective Time.

2.10    Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser, as in effect immediately before the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.11	Treatment of Restricted Stock Awards.

(a)     At the Effective Time, each share of restricted stock awarded to any employee or service provider of the Company and its Subsidiaries under the Company’s Restricted Stock Plan that is unvested and subject to restrictions (“Unvested Company Restricted Stock”) shall fully vest and shall be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.5 on the shares of Company Common Stock underlying the Unvested Company Restricted Stock, treating the shares of Company Common Stock subject to such Unvested Company Restricted Stock in the same manner as all other shares of Company Common Stock for such purposes.

(b)     At the Effective Time, each share of restricted stock awarded to any employee of the Company and its Subsidiaries under the Company’s Long-Term Incentive Program that is unvested and subject to restrictions (“Unvested Company LTIP Restricted Stock”) shall vest at target-level performance goals and shall be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.5 on the shares of Company Common Stock underlying the Unvested Company LTIP Restricted Stock, treating the shares of Company Common Stock subject to such Unvested Company LTIP Restricted Stock in the same manner as all other shares of Company Common Stock for such purposes.

2.12     Bank Merger. As soon as practicable after the execution and delivery of this Agreement, First Community Bank, a wholly owned subsidiary of Purchaser (“Purchaser Bank”), and Highlands Union Bank, a wholly owned subsidiary of the Company (“TBVA”), shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which TBVA shall merge with and into Purchaser Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective as soon as practicable following the Effective Time. Prior to the Effective Time, the Company shall cause TBVA, and Purchaser shall cause Purchaser Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

2.13     Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Purchaser may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely limit or impact the qualification of the Merger as a “reorganization” under the provisions of Section 368(a) of the IRC. If Purchaser elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.14     Absence of Control. It is the intent of the parties hereto that Purchaser, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or its Subsidiaries or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company or its Subsidiaries.

2.15     Additional Actions. If, at any time after the Effective Time, Purchaser or Purchaser Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or TBVA, or (ii) otherwise carry out the purposes of this Agreement, TBVA, the Company and their respective officers and directors shall be deemed to have granted to Purchaser and Purchaser Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or TBVA or (b) otherwise carry out the purposes of this Agreement, and the respective officers and directors of Purchaser or Purchaser Bank are authorized in the name of the Company or TBVA or otherwise to take any and all such action.

2.16     Withholding. Purchaser or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as Purchaser (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Purchaser or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding were made by Purchaser or the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1     Disclosure Letters; Standard. Before the execution and delivery of this Agreement, Purchaser and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure (notwithstanding the absence of a specific cross reference) that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement. Documents, but not required Disclosure Letter items, are deemed to have been made available by Purchaser to the Company or by the Company to Purchaser if such documents (i) were included in the virtual data room of a party at least five (5) days prior to the date hereof or (ii) are available on the website of the SEC through its Electronic Data Gathering, Analysis and Retrieval system (EDGAR).

(a)     No representation or warranty of the Company or Purchaser contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(b), 3.2(d), 3.2(e)(i) and (ii), 3.2(j)(i) and (ii), 3.2(r), 3.2(u), 3.2(x), 3.3(a), 3.3(b)(with respect to Significant Subsidiaries only), 3.3(d), 3.3(e)(i) and (ii), 3.3(k), and 3.3(u), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Purchaser, as the case may be (it being understood that, except with respect to Sections 3.2(j)(i) and 3.3(k), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2     Representations and Warranties of the Company. Except (i) as disclosed in the Company’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” to the extent prohibited by applicable law from disclosure (and as to which nothing in this Agreement shall require disclosure), the Company represents and warrants to Purchaser that:

(a)     Organization and Qualification. The Company is a corporation duly organized and validly existing under the laws of the Commonwealth of Virginia and is registered with the Federal Reserve as a bank holding company. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. The Company engages only in activities, and holds properties only of the types, permitted to bank holding companies by the Bank Holding Company Act of 1956, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b)	Subsidiaries.

(i)     The Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, the Company’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by the Company and the name and number of shares held by any other person who owns any stock of the Subsidiary. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. The Company’s ownership interest in each of its Subsidiaries complies with all applicable laws, rules and regulations relating to equity investments by bank holding companies or by Virginia state- chartered banks.

(ii)     Each of the Company’s Subsidiaries is a corporation or limited liability company duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company.

(iii)     The outstanding shares of capital stock, membership interests, or other representations of equity interest of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. No shares of capital stock or other equity interests of any Subsidiary of the Company are or may be required to be issued by virtue of any options, warrants or other rights, no securities or other equity interests exist that are convertible into or exchangeable for shares of such capital stock or other equity interests or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)     TBVA is a bank chartered by the Commonwealth of Virginia. No Subsidiary of the Company other than TBVA is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. TBVA deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. TBVA is a member in good standing of the FHLB of Atlanta and of the Federal Reserve Bank of Richmond and owns the requisite amount of stock in each institution.

(c)	Capital Structure.

(i)     The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. The only Company Preferred Stock existing is the Series A Preferred Stock, par value $2.00 per share, authorized in the amount of 2,500,000 shares (the “Series A Preferred”).

(ii)	As of the date of this Agreement:

(A)     8,251,725 shares of Company Common Stock and 2,092,287 shares of Series A Preferred are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in full compliance with all applicable laws;

(B)     250,000 shares of Company Common Stock are reserved for issuance pursuant to the Company Restricted Stock Plan, of which 52,000 shares had been issued to employees. Set forth in the Company’s Disclosure Letter is a complete and accurate list of all awards under the Company’s Restricted Stock Plan, including names of recipients, award dates, and vesting schedules.

(C)     16,975 shares of Company Common Stock are reserved for issuance pursuant to the Company Long-Term Incentive Program, of which zero shares had been issued to employees. Set forth in the Company’s Disclosure Letter is a complete and accurate list of all awards under the Company’s Long-Term Incentive Program, including names of recipients, award dates, and vesting schedules.

(iii)     There are no stock options or other rights to purchase Company Common Stock or Company Preferred Stock.

(iv)     No bonds, debentures, notes or other indebtedness, in each case having the right to vote on any matters on which shareholders of the Company may vote, are issued or outstanding.

(v)     Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (B) neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, commitments or agreements of any character obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of the Company (including any rights plan or agreement and including any cash awards where the amount of payment is determined in whole or in part on the price of any capital stock of the Company or its Subsidiaries) or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, put, call, right, convertible security, commitment or agreement. Neither the Company nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Company Common Stock, or any other security of the Company or a Subsidiary of the Company or any securities representing the right to vote, purchase or otherwise receive any shares of Company Common Stock or any other security of the Company or a Subsidiary of the Company. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(vi)     Other than the Company Voting Agreements, there are no voting trusts, shareholder agreements, proxies or similar agreements to which the Company or any of its Subsidiaries has a contractual obligation in effect with respect to the voting or transfer of the Company Common Stock or other voting securities or equity interests of the Company or granting any shareholder or other person any registration rights. The Company does not have in effect a “poison pill” or similar shareholder rights plan.

(d)     Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock entitled to be cast. The Company’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s shareholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommends that the shareholders approve and adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and similar laws relating to or affecting insured depository institutions or their parent companies or creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity (the “Enforceability Exceptions”).

(e)     No Violations. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties or assets) is subject, (ii) violate the charter or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or the loss of any benefit under, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)     Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve and the Virginia State Corporation Commission Bureau of Financial Institutions (“VSCCBFI”), (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the SCC pursuant to the VSCA and the filing of the Bank Merger Certificates, (iv) filing with the NASDAQ of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, and (vi) the approval by the Company’s shareholders required to approve the Merger under Virginia law, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, the Company has no Knowledge of any reason pertaining to the Company why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)     Governmental Filings. Except as provided in Section 3.2(g) of the Company’s Disclosure Letter, the Company and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2017 with the Federal Reserve, the VSCCBFI or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended to comply promptly following discovery of such noncompliance).

(h)     Financial Statements. The Company has previously made available to Purchaser correct and complete copies of (i) the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018, 2017 and 2016 and related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, together with the notes thereto, accompanied by the audit report of the Company’s independent auditor (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2019, and related consolidated statement of income, comprehensive income, changes in shareholders’ equity and cash flow for the six (6) month period ended June 30, 2019 (such unaudited financial statements, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements were prepared from the books and records of the Company and its Subsidiaries, fairly present the consolidated financial position of the Company and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions. As of the date of this Agreement, Brown, Edwards & Company, L.L.P. has not resigned (or informed the Company that it intends to resign) or been dismissed as independent auditor of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(i)     Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due, “Liabilities”) other than Liabilities reflected on or reserved against in the consolidated balance sheet of the Company as of December 31, 2018, except for (i) Liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar Liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (ii) Liabilities incurred for legal, accounting, financial advising fees and out- of-pocket or other expenses or fees in connection with the transactions contemplated by this Agreement.

(j)	Absence of Certain Changes or Events.

(i)     Except as set forth in the Company’s Disclosure Letter, since December 31, 2018, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on the Company.

(ii)     Except as set forth in the Company’s Disclosure Letter, since December 31, 2018, none of the Company or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c), (d), (e), (h), (j), (k), (n), (o) or (p) of Section 4.1 if taken after the date hereof.

(k)     Litigation. There are no material suits, actions or legal, administrative or arbitration or other proceedings, or investigations of any nature pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since January 1, 2017, (i) there have been no investigations, subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity (other than in the ordinary course of business) and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such investigation, subpoena, written demand, or document request.

(l)     Absence of Regulatory Actions. Since January 1, 2017, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty by, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Company or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of the Company, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries.

(m)     Compliance with Laws. Except as set forth in Section 3.2(m) of the Company’s Disclosure Letter, the Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Company and each of its Subsidiaries has, and has had at all times since January 1, 2017, all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(n)     Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s Financial Statements (in accordance with GAAP). There is no pending, or to the Knowledge of the Company, threatened, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s Financial Statements (in accordance with GAAP). The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and the

Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither the Company nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, which could require it to make any payments that would not be fully deductible under Section 162(m) of the IRC. The Company and each of its Subsidiaries has properly preserved all net operating losses and alternative minimum tax credits shown on the Company’s Audited Financial Statements.

(o)	Agreements.

(i)     The Company has previously made available to Purchaser, and the Company’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound:

(A)     (1) with any director, officer or employee of the Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B)     that (1) contains a non-compete or client, customer or employee non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries), (2) obligates the Company or any of its Affiliates (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C)     pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D)     that relates to borrowings of money (or guarantees thereof) by the Company or any of its Subsidiaries in an amount that exceeds $100,000, other than FHLB of Atlanta and Federal Reserve Bank of Richmond borrowings and repurchase agreements with customers, in each case entered into in the ordinary course of business consistent with past practice;

(E)     that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(F)     that limits or commits to the payment of dividends by the Company or any of its Subsidiaries;

(G)     that relates to the involvement of the Company or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H)     that relates to an acquisition, divestiture, merger or similar transaction and that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(I)     that is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 per annum;

(J)     that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K)     that is not of the type described in clauses (A) through (J) above and that involved payments by, or to, the Company or any of its Subsidiaries in the fiscal year ended December 31, 2018, or that could reasonably be expected to involve such payments during the fiscal year ending December 31, 2019, of more than $100,000 (excluding Loans) or the termination of which would require payment by the Company or any of its Subsidiaries of an amount in excess of $100,000.

(ii)     Each contract, arrangement, commitment or understanding of the type described in this Section 3.2(o), whether set forth in the Company’s Disclosure Letter or not, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto. Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the Company’s Knowledge, each counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

(iii)     Neither the Company nor any of its Subsidiaries is in default under (and no event has occurred that with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of the Company, no other party to any such agreement (excluding any Loan or extension of credit made by the Company or any of its Subsidiaries) is in default in any respect thereunder.

(p)	Intellectual Property; Company IT Systems.

(i)     The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all intellectual property, including patents, copyrights, trade secrets, trade names, service marks and trademarks, material to its business. The Company’s Disclosure Letter sets forth a complete and correct list of all material patents, trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Company Intellectual Property”). With respect to each item of Company Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Company Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to the Company and the Subsidiaries. Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(ii)     To the Company’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company or its Subsidiaries (collectively, the “Company IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Company’s consolidated business as currently conducted. Neither the Company nor any of its Subsidiaries has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. To the Knowledge of the Company, no Person has gained unauthorized access to any of the Company IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on the Company. The Company and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. The Company and its Subsidiaries comply in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(q)	Labor Matters.

(i)     The Company and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(ii)     The Company’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of the Company and its Subsidiaries and any consultants or independent contractors providing services to the Company or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s date of hire and current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. The Company’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including, but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(r)	Employee Benefit Plans.

(i)     The Company’s Disclosure Letter lists all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock- based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or liability or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(ii)     The Company has heretofore made available to Purchaser true, correct and complete copies of the following documents with respect to each of the Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Company Benefit Plan, (iii) where any Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Company Benefit Plan, (vi) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(iii)     Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iv)     The Company’s Disclosure Letter identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(v)     Each Company Benefit Plan that is subject to Section 409A of the IRC has been administered and documented in compliance with the requirements of Section 409A of the IRC, except where any non-compliance has not and cannot reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(vi)     None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, maintained, contributed to or been obligated to contribute to any “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(vii)     Except as disclosed in the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the IRC.

(viii)     All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, if and to the extent required by GAAP.

(ix)     There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(x)     To the Knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(xi)     Except as disclosed in the Company’s Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the IRC. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(xii)     No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the IRC, or otherwise. The Company’s Disclosure Letter includes true, correct and complete copies of Section 280G calculations (whether final or not) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(xiii)     There are no pending or, to the Company’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, nor any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(s)	Properties.

(i)     A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which the Company or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to the Company and the Subsidiaries and neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. The Company has previously made available to Purchaser a complete and correct copy of each such lease. All real property owned or leased by the Company or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the Knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroach upon or over any adjoining parcel or real estate or any easement or right- of-way.

(ii)     The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of the Company and its Subsidiaries that is leased rather than owned, neither the Company nor any of its Subsidiaries is in default under the terms of any such lease.

(t)     Fairness Opinion. The board of directors of the Company has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Stephens Inc. to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

(u)     Fees. Other than for financial advisory services performed for the Company by Stephens, Inc. pursuant to an agreement executed on April 4, 2019, a true and complete copy of which is included in the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)	Environmental Matters.

(i)     Each of the Company’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of the Company, the Loan Properties is, and has been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii)     There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened, before any court or Governmental Entity against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility.

(iii)     There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened before any court or, to the Knowledge of the Company, Governmental Entity relating to or against any Loan Property (or the Company or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)     Neither the Company nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)     To the Knowledge of the Company, there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(vi)     During the period of (A) the Company’s or its Subsidiaries’ ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiaries’ participation in the management of any Participation Facility, to the Knowledge of the Company, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the Knowledge of the Company, before the period of (A) the Company’s or its Subsidiaries’ ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(w)	Loan Matters.

(i)     All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and, the Loans are not subject to any pending, or to the Knowledge of the Company, threatened defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid (except as may be limited by the Enforceability Exceptions), and in each case, true, genuine and what they purport to be.

(ii)     Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor the Company’s practices of soliciting, originating, approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)     The allowance for loan losses reflected in the Company’s audited balance sheet at December 31, 2018 and unaudited balance sheet at June 30, 2019 were, and the allowance for loan losses shown on the Financial Statements for periods ending after such date, in the opinion of management, were, or will be, adequate, as of the dates thereof, under GAAP.

(iv)     None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely because of a payment default by the obligor on any such Loan.

(v)     (a) The Company’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the Company or any of its Subsidiaries to any directors, executive officers, principal shareholders or other insider (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (B) there are no Loans to any employee, officer, director, or other insider (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) or Affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was or is not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi)     Except as such disclosure may be limited by any applicable law, rule or regulation, the Company’s Disclosure Letter sets forth a listing, as of June 30, 2019, by account, of: (A) each borrower, customer or other party that has notified the Company or its Subsidiaries during the past twelve (12) months of, or has asserted against the Company or its Subsidiaries, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of the Company or its Subsidiaries, each borrower, customer or other party that has given the Company or its Subsidiaries any oral notification of, or orally asserted to or against Company or its Subsidiaries, any such claim; and (B) all Loans (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Pass 5,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, (4) that are considered troubled debt restructurings or where the interest rate terms have been reduced and/or the maturity dates have been extended after the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (5) where a specific reserve allocation exists in connection therewith, in each case of clauses (B)(1) to (B)(5), together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date; and (C) all other assets classified by the Company or its Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in- substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(x)     Anti-takeover Provisions Inapplicable. The Company and its Subsidiaries have taken all actions required to exempt Purchaser, this Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)     Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of the Company, or any family member or Affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(z)     Insurance. The Company and its Subsidiaries are presently insured for amounts deemed reasonable by management of the Company against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by this Agreement, would, in accordance with good business practice, customarily be insured. The Company’s Disclosure Letter contains a list of all policies of insurance carried and owned by the Company or any of the Company’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by the Company and its Subsidiaries are in full force and effect, the Company and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid. There are presently no material claims pending under such policies of insurance and no notices have been given by the Company or any of its Subsidiaries under such policies (other than with respect to health or disability insurance).

(aa)     Investment Securities; Derivatives.

(i)     Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries, including but not limited to FHLB of Atlanta stock and Federal Reserve Bank of Richmond, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)     Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract or other similar risk management arrangements (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb)   Indemnification. Except as provided in the charter or bylaws of the Company and the similar organizational documents of its Subsidiaries, neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers, employees or shareholders, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company and there are no claims pending, or to the Knowledge of the Company, for which any such Person would be entitled to indemnification under the charter or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(cc)   Corporate Documents and Records. The Company has previously provided a complete and correct copy of the charter, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation of its charter, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders.

(dd)   CRA, Anti-Money Laundering, OFAC and Customer Information Security. Except as set forth in the Company’s Disclosure Letter, the Company does not have Knowledge of any facts or circumstances that would cause TBVA or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach- Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by TBVA. To the Knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either the Company or any of its Subsidiaries to undertake any remedial action. The Board of Directors of TBVA (or where appropriate of any other Subsidiary of the Company) has adopted, and TBVA (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and TBVA (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ee)   Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there has occurred no fraud, whether material or not, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2017, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation or assertion regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls.

(ff)   Tax Treatment of the Merger. The Company has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(gg)   Related Party Transactions. The Company’s Disclosure Letter lists all instances in which the Company or any of its Subsidiaries is a party to any transaction (including any loan or other credit accommodation) with any Affiliate, current director or executive officer or Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) of the Company or any of its Subsidiaries where the amount exceeds $120,000. All such transactions involving indebtedness (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of the Company or any of its Subsidiaries is presently in default or, during the three-year period before the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor any of its Subsidiaries has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation is inappropriate.

(hh)   Trust Accounts. The Company and each Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither the Company nor any other Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

(ii)     Securities Filings. The Company has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2017 (collectively, “Company Reports”). As of their respective dates of filing with the SEC, none of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Company Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of the Company included in the Company Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(jj)     No Other Representations or Warranties.

(i)     Except for the representations and warranties made by the Company in this Section 3.2, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by the Company in this Section 3.2, any oral or written information presented to Purchaser or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)     The Company hereby acknowledges and agrees that neither Purchaser nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.3.

3.3     Representations and Warranties of Purchaser. Except (i) as disclosed in Purchaser’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” to the extent prohibited by law from disclosure (and as to which nothing in this Agreement shall require disclosure), Purchaser represents and warrants to the Company that:

(a)     Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is registered with the Federal Reserve as a bank holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser. Purchaser engages only in activities, and holds properties only of the types, permitted to financial holding companies by the Bank Holding Company Act of 1956, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b)	Subsidiaries.

(i)     Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Purchaser’s right to vote or dispose of any equity securities of its Subsidiaries. Purchaser’s ownership interest in each of its Subsidiaries complies with all applicable laws, rules and regulations relating to equity investments by bank holding companies.

(ii)     Each of Purchaser’s Subsidiaries is a legal entity duly organized and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as applicable, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser.

(iii)     The outstanding shares of capital stock, membership interests, or other representations of equity interest of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. No shares of capital stock or other equity interests of any Subsidiary of Purchaser are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or other equity interests or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other equity interests or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)     Purchaser Bank is a Virginia-chartered state bank. No Subsidiary of Purchaser other than Purchaser Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Purchaser Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Purchaser Bank is a member in good standing of the FHLB of Atlanta and the Federal Reserve Bank of Richmond and owns the requisite amount of stock therein, respectively.

(c)	Capital Structure.

(i)     The authorized capital stock of Purchaser consists of 50,000,000 shares of Purchaser Common Stock and 1,000,000 shares of undesignated preferred stock (“Purchaser Preferred Stock”).

(ii)	As of the date of this Agreement,

(A)     16,633,823 shares of Purchaser Common Stock are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in full compliance with all applicable;

(B)      No shares of Purchaser Preferred Stock are issued and outstanding; and

(C)      405,405 shares of Purchaser Common Stock are reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii)     The shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv)     No bonds, debentures, notes or other indebtedness, in each case having the right to vote on any matters on which shareholders of Purchaser may vote, are issued or outstanding.

(v)     Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding, and (B) other than options to purchase shares of Purchaser Common Stock, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, commitments or agreements of any character obligating Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Purchaser (including any rights plan or agreement) or obligating Purchaser or any of its Subsidiaries to grant, extend or enter into any such option, warrant, puts, calls, rights, convertible securities, commitment or agreement. Neither Purchaser nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Purchaser Common Stock, or any other security of Purchaser or a Subsidiary of Purchaser or any securities representing the right to vote, purchase or otherwise receive any shares of Purchaser Common Stock or any other security of Purchaser or a Subsidiary of Purchaser. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any of its Subsidiaries.

(d)     Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Purchaser’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to Purchaser’s shareholders for approval and has unanimously adopted a resolution to the foregoing effect and recommends that the shareholders approve and adopt this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to fraudulent transfer, moratorium, reorganization and similar laws relating to or affecting insured depository institutions or their parent companies or creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)     No Violations. The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Purchaser or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)     Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, and the VSCCBFI, (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statements will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the SCC pursuant to the VSCA and the filing of the Bank Merger Certificates, (iv) filing with the NASDAQ of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by Purchaser in connection with the execution and delivery by Purchaser of this Agreement or the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, Purchaser has no Knowledge of any reason pertaining to Purchaser why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)     Governmental Filings. Purchaser and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2015 with the Federal Reserve, or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended to comply promptly following discovery of such noncompliance).

(h)     Securities Filings. Purchaser has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2016 (collectively, “Purchaser Reports”). As of their respective dates of filing with the SEC, none of the Purchaser

Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of Purchaser Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in Purchaser Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i)     Financial Statements. Purchaser has previously made available to the Company copies of (i) the consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2018, 2017 and 2016 and related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC and (ii) the unaudited consolidated balance sheets of Purchaser and its Subsidiaries as of June 30, 2019 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the six months ended June 30, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2019 filed with the SEC. Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly present the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j)     Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than Liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of December 31, 2018, except for (i) Liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) Liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(k)     Absence of Certain Changes or Events. Since December 31, 2018, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser.

(l)     Litigation. There are no material suits, actions or legal, administrative or arbitration or other proceedings, or investigations of any nature pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of Purchaser or any of its Subsidiaries that (i) are seeking damages or declaratory relief against Purchaser or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries. Since January 1, 2016 (i) there have been no investigations, subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity regarding Purchaser and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such investigations, subpoena, written demand, or document request.

(m)     Absence of Regulatory Actions. Since January 1, 2016, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty by, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of Purchaser, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(n)     Compliance with Laws. Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Purchaser and each of its Subsidiaries has, and has had at all times since January 1, 2015, all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(o)     Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). There is no pending, or to the Knowledge of the Company, threatened, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(p)	Agreements.

(i)     Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Purchaser, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Purchaser Contract”) and neither Purchaser nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(ii)     Each Purchaser Contract is valid and binding on Purchaser or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Purchaser Contract. To the Knowledge of Purchaser, each third-party counterparty to each Purchaser Contract has in all material respects performed all obligations required to be performed by it under such Purchaser Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Purchaser or any of its Subsidiaries under any such Purchaser Contract.

(q)     Labor Matters. Purchaser and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Purchaser nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Purchaser or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of Purchaser, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Purchaser or any of its Subsidiaries pending or, to the Knowledge of Purchaser, threatened.

(r)      Employee Benefit Plans.

(i)     For purposes of this Agreement, “Purchaser Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which Purchaser or any Subsidiary or any trade or business of Purchaser or any of its Subsidiaries, whether or not incorporated, all of which together with Purchaser would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Purchaser ERISA Affiliate”), is a party or that are sponsored, maintained, contributed to or required to be contributed to by Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate for the benefit of any current employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate.

(ii)     Each Purchaser Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither Purchaser nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Purchaser Benefit Plan, and neither Purchaser nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iii)     With regard to each Purchaser Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Purchaser Qualified Plans”), the IRS has issued a favorable determination letter with respect to each Purchaser Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of

Purchaser, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Purchaser Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Purchaser Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(iv)     None of Purchaser, its Subsidiaries, nor any Purchaser ERISA Affiliate has, at any time during the last six years, maintained, contributed to or been obligated to contribute to any “employee pension benefit plan” as described in Section 3(2) of ERISA that is subject to Title IV of ERISA, Multiemployer Plan or Multiple Employer Plan.

(v)     There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Purchaser’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against Purchaser Benefit Plans, any fiduciaries thereof with respect to their duties to Purchaser Benefit Plans or the assets of any of the trusts under any of Purchaser Benefit Plans, that could reasonably be expected to result in any material liability of Purchaser or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Purchaser Benefit Plan, or any other party.

(vi)     To the Knowledge of Purchaser, none of Purchaser and its Subsidiaries nor any Purchaser ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of Purchaser Benefit Plans or their related trusts, Purchaser, any of its Subsidiaries, any Purchaser ERISA Affiliate or any person that Purchaser or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(s)     Properties. Purchaser and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Purchaser or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to Purchaser and the Subsidiaries and neither Purchaser nor any of its Subsidiaries, nor, to Purchaser’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. All real property owned or leased by Purchaser or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by Purchaser to be adequate for the current business of Purchaser and its Subsidiaries.

(t)     Loan Matters. All Loans held by Purchaser or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and the Loans are not subject to any pending, or to the Knowledge of the Company, threatened defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid (except as may be limited by the Enforceability Exceptions), and in each case, true, genuine and what they purport to be.

(u)     Anti-takeover Provisions Inapplicable. Purchaser and its Subsidiaries have taken all actions required to exempt Purchaser, this Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(v)     Corporate Documents and Records. Purchaser has previously made available a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of Purchaser and each of Purchaser’s Subsidiaries, as in effect as of the date of this Agreement. Neither Purchaser nor any of Purchaser’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of Purchaser and each of Purchaser’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders.

(w)     CRA, Anti-Money Laundering, OFAC and Customer Information Security. Purchaser Bank has received an overall rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Purchaser does not have Knowledge of any facts or circumstances that would cause Purchaser Bank or any other Subsidiary of Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (i) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach- Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Purchaser Bank. No non-public customer information has been disclosed to or, to the Knowledge of Purchaser, accessed by an unauthorized third party in a manner that would cause either Purchaser or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Purchaser Bank (or where appropriate of any other Subsidiary of Purchaser) has adopted, and Purchaser Bank (or such other Subsidiary of Purchaser) has implemented, an anti- money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti- money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Purchaser Bank (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(x)     Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the Knowledge of Purchaser, there has occurred no fraud, whether material or not, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. Since January 1, 2015, neither Purchaser nor any of its Subsidiaries, nor, to the Knowledge of Purchaser, any Representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation or assertion regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls.

(y)     Tax Treatment of the Merger. Purchaser has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(z)     Fairness Opinion. The Board of Directors of Purchaser has received the respective opinions (which, if initially rendered verbally, have been or will be confirmed by written opinions, dated the same date) of Banks Street Partners to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Purchaser. Such opinion has not been amended or rescinded as of the date hereof.

(aa) Environmental Matters. Each of Purchaser’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of Purchaser, the Loan Properties, are, and have been during the period of Purchaser’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(bb) Insurance. Purchaser and its Subsidiaries are presently insured for amounts deemed reasonable by management of Purchaser against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by this Agreement, would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Purchaser and its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(cc)     Intellectual Property; Purchaser IT Systems.

(i)     Purchaser and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all intellectual property, including patents, copyrights, trade secrets, trade names, service marks and trademarks, material to its business. As used in this Agreement, the term the “Purchaser Intellectual Property” means all material trademarks, trade names, service marks and copyrights owned by Purchaser or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Purchaser or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers. With respect to each item of Purchaser Intellectual Property owned by Purchaser or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Purchaser Intellectual Property that Purchaser or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to Purchaser and the Subsidiaries.

Neither Purchaser nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Purchaser or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Purchaser or any of its Subsidiaries.

(ii)     To Purchaser’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of Purchaser or Purchaser Bank (collectively, “Purchaser IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. Purchaser IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct Purchaser’s consolidated business as currently conducted. Neither Purchaser nor Purchaser Bank has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of Purchaser IT Systems. To Purchaser’s Knowledge, no Person has gained unauthorized access to any of the Purchaser IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser. Purchaser and Purchaser Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. Purchaser and its Subsidiaries comply in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(dd)     No Other Representations or Warranties.

(i)     Except for the representations and warranties made by Purchaser in this Section 3.3, neither Purchaser nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by Purchaser in this Section 3.3, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)     Purchaser hereby acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.2.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1     Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement, disclosed in the Company’s Disclosure Letter, or to the extent expressly required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the express prior written consent (which may include consent via electronic mail) of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)     conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)     (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than the creation of deposit liabilities in the ordinary course of business consistent with past practice;

(ii)     prepay any indebtedness or other similar arrangements that would cause the Company to incur any prepayment penalty thereunder; or

(iii)      purchase any brokered certificates of deposit;

(c)          (i)       adjust, split, combine or reclassify any capital stock;

(ii)      make, declare or pay any dividend, or make any other distribution on its capital stock;

(iii)     grant any person any right to acquire any shares of its capital stock or make any grant or award under the Company Restricted Stock Plan;

(iv)     issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock; or

(v)     redeem or otherwise acquire any shares of its capital stock other than a security interest or because of the enforcement of a security interest and other than as provided in this Agreement;

(d)     other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”) if the loan associated with the OREO is $100,000 or more or the proposed sale, transfer or disposal would result in a discount of the loan associated with the OREO of 25% or more), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any Person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such Person or any claims held by any such Person;

(e)     make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

(f)     (i) renew, amend or terminate any Company Contract, or make any change in any of its leases or Company Contracts or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(g)     Except for Loans or commitments for Loans that have previously been approved by the Company before the date of this Agreement, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loans, or make any commitment in respect of any of the foregoing, except with respect to any secured Loan or commitment wherein the total credit exposure is less than $500,000 or any unsecured Loan or commitment wherein the total credit exposure is less than $100,000 which is made in conformity with existing lending practices to a borrower, and with collateral located within the Company’s primary geographic service area; provided that Purchaser shall be required to respond to any request for a consent to make such loan or extension of credit in writing within three (3) business days after the loan package is delivered to Purchaser or if no response is received within three (3) business days it will be deemed consent of Purchaser;

(h)     (i) make any new Loan, or commit to make any new Loan, to any director or executive officer of the Company or TBVA, or any entity controlled, directly or indirectly, by any of the foregoing or (ii) except for Loans made in accordance with Regulation O of the Federal

Reserve (12 C.F.R. Part 215), amend, renew or increase any existing Loan, or commit to amend, renew or increase any such Loan, to any director or executive officer of the Company or AFCB, or any entity controlled, directly or indirectly, by any of the foregoing;

(i)	except as required by any Company Benefit Plan in effect on the date hereof:

(i)     (a) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors, other than increases in annual base salaries and wage rates in the ordinary course of business consistent with past practice that do not exceed (i) three percent (3%) for any individual employee or (ii) two percent (2%) in the aggregate for all Company employees, or (b) pay, or commit to pay, any bonus, change in control, retention, pension, retirement allowance or contribution, except for payment of annual cash bonuses in respect of the fiscal year in effect as of the date of this Agreement in the ordinary course of business consistent with past practice pursuant to the Company Benefit Plans set forth in the Company’s Disclosure Letter, and or (c) fund any rabbi trust or similar arrangement;

(ii)     become a party to, amend, renew, extend or commit itself to any Company Benefit Plan or any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii)     amend, modify or revise the terms of any outstanding stock option or stock-based compensation or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or make any contributions to any defined contribution plan or Company Benefit Plan that are not made in the ordinary course of business consistent with past practice;

(iv)     elect to any office with the title of Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement; or

(v)     hire or terminate any employee with an annualized salary that exceeds $50,000, other than terminations for “cause”;

(j)     commence any action or proceeding, other than to enforce any obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages that exceed $50,000 or (ii) that would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)     amend its charter or bylaws, or similar governing documents of its Subsidiariees;

(l)      increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business consistent with past practice;

(m)     purchase any debt security, including mortgage-backed and mortgage- related securities, other than U.S. government and U.S. government agency securities with final maturities of less than two years;

(n)     make, or commit to make, any capital expenditures in the aggregate amount of $50,000, other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, and except for ordinary course, immaterial expenditures reasonably necessary to maintain existing assets in good repair;

(o)     establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)     enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q)     make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; risk and asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or at the direction of a Governmental Entity;

(r)     except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i)     issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to employment, benefit or compensation information addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii)     issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s)     except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Purchaser and conducting a Phase I environmental assessment of the property or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t)     make, change or rescind any material election concerning Taxes or Tax returns, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim, audit, dispute or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u)     take any action that is intended or would reasonably be likely to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v)     implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w)    enter any new lines of business;

(x)     purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(y)     merge or consolidate TBVA or any Subsidiary with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(z)     knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(aa) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Purchaser shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2     Forbearances by Purchaser. Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser shall maintain its rights and franchises in all material respects, and shall not, nor shall Purchaser permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)     Conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b)     take any action that would adversely affect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis, including causing any other application to a bank Governmental Entity for approval of a merger to be submitted for filing before the application related to the Merger is filed with such bank Governmental Entity;

(c)     take any action that is intended to or would reasonably be likely to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(d)     knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(e)     agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2; or

(f)     amend, repeal or modify any provision of its charter or bylaws in a manner that would adversely affect the Company or any Company shareholder relative to other holders of Purchaser Common Stock or the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

5.1     Acquisition Proposals.

(a)     From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries, and its and its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries (collectively, the “Representatives”) not to, directly or indirectly, (i) solicit, initiate, induce or knowingly encourage, or knowingly take any other action to facilitate, any inquiries, offers discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any confidential or non-public information or data regarding the Company or any of its Subsidiaries or afford access to any such information or data to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any Person (other than Purchaser), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) release any Person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which the Company is a party or (vi) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, before the adoption and approval of this Agreement by the Company’s shareholders of Company Common Stock and Company Preferred Stock at the

Company Shareholder Meeting, this Section 5.1(a) shall not prohibit the Company from furnishing non- public information regarding the Company and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to the Company by such Person (and not withdrawn) if (1) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) the Company has not breached any of the covenants set forth in this Section 5.1, (3) the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to the Company’s shareholders under applicable law, and (4) before furnishing any non-public information to, or entering into discussions with, such Person, the Company gives Purchaser written notice of the identity of such Person and of the Company’s intention to furnish non-public information to, or enter into discussions with, such Person and the Company receives from such Person an executed confidentiality agreement on terms no more favorable to such Person than the confidentiality agreement, dated as of April 10, 2019, between Purchaser and the Company is to Purchaser and the Company also provides Purchaser, prior to or substantially concurrently with the time such information is provided or made available to such Person, any non-public information furnished to such other Person that was not previously furnished to Purchaser. During the term of this Agreement, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement, or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 5.1(a)) relating to any Acquisition Proposal.

(b)     The Company will notify Purchaser orally within twenty-four (24) hours and in writing (within two (2) calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the Person making such Acquisition Proposal, the request or inquiry and the terms and conditions thereof, and shall provide to Purchaser any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Purchaser informed of any developments with respect to any such Acquisition Proposal, request or inquiry promptly orally (within one (1) calendar day) and in writing (within two (2) calendar days) upon the occurrence thereof.

(c)     The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of this Agreement with respect to any of the foregoing, including terminating access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such Person.

5.2     Advice of Changes. Before the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3	Access and Information.

(a)     Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Purchaser and the Company, for purposes of verifying the representations and warranties of the other and preparing for the Merger and other matters contemplated by this Agreement, shall (and shall cause its respective Subsidiaries to) afford to the other party and its representatives (including, without limitation, officers and employees of the other party and its Affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access during normal business hours throughout the period before the Effective Time to the books, records, contracts, properties, personnel, information technology services and to such other information relating to the other party and its Subsidiaries as may be reasonably requested, except where such materials relate to (i) pending or threatened litigation or investigations if, in the opinion of counsel, the presence of such designees would or might jeopardize any privilege relating to, the matters being discussed or (ii) confidential supervisory information if, in the opinion of counsel, disclosure is prohibited by applicable laws; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The parties will endeavor to make appropriate and reasonable substitute disclosure arrangements, consistent with law, in the case of circumstances where the restrictions in clause (i), clause (ii) or the preceding sentence apply.

(b)     From the date hereof until the Effective Time, the Company shall, and shall cause its respective Subsidiaries to, promptly provide to Purchaser (i) a copy of each report filed with a Governmental Entity (other than publicly available periodic reports filed with the SEC), (ii) a copy of each periodic report provided to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as may be reasonably requested; provided that Purchaser shall not be entitled to receive reports or other documents relating to (w) solely in the case of clause (ii), matters involving this Agreement, (x) pending or threatened litigation or investigations if, in the opinion of counsel, the disclosure of such information would or might jeopardize any privilege relating to, the matters being discussed, or (y) confidential supervisory information if, in the opinion of counsel, disclosure is prohibited by applicable laws. The Company will endeavor to make appropriate and reasonable substitute disclosure arrangements, consistent with law, in the case of circumstances where the restrictions in clause (w) or (x) apply.

(c)     The Company and Purchaser will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and will hold such information and documents in confidence and treat such information and documents as secret and confidential and will use all reasonable efforts to safeguard the confidentiality of such information and documents in accordance with the provisions of (i) the confidentiality agreement, dated April 10, 2019, between Purchaser and the Company and (ii) the confidentiality agreement, dated July 17, 2019, between Purchaser and the Company (collectively, the “Confidentiality Agreements”).

(d)     From and after the date hereof, representatives of Purchaser and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Purchaser and its Subsidiaries with the goal of conducting such conversion as soon as practicable following the consummation of the Bank Merger.

(e)     Within ten (10) Business Days of the end of each calendar month, the Company shall provide Purchaser with an updated list of Loans described in Section 3.2(w)(vi).

(f)     The information regarding the Company and its Subsidiaries to be supplied by the Company for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(g)     The information regarding Purchaser and its Subsidiaries to be supplied by Purchaser for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof supplied by the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by Purchaser for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4	Applications; Consents.

(a)     The Company and Purchaser shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of the Company and Purchaser or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Purchaser shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their respective Subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Purchaser, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Purchaser and the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a). In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(b)     As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

(c)     Purchaser and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that the receipt of any such required consent or approval will be materially delayed.

5.5     Anti-Takeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, this Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature in the Company’s or its Subsidiaries’ charter and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6     Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Purchaser or its Affiliates to agree to, and without the prior consent of Purchaser the Company and its subsidiaries shall not agree to, in connection with obtaining any actions or non- actions, extensions, waivers, consents or approvals of any Governmental Entity any condition or requirement that would so materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated hereby that, had such condition or requirement been known, Purchaser would not, in its reasonable judgment, have entered into this Agreement (such condition or requirement, a “Burdensome Condition”).

5.7     Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter, the Company and Purchaser shall consult with each other and obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press releases or, to the extent practical, otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure (i) that its counsel deems necessary to satisfy such party’s disclosure obligations imposed by law, (ii) at the request of a Governmental Entity or (iii) that is substantially similar to communications previously approved pursuant to this Section 5.7.

5.8	Shareholder Meeting.

(a)     The Company shall submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders to carry out the intentions of this Agreement. In furtherance of that obligation, the Company will take, in accordance with applicable law and its charter and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) as promptly as practicable to consider and vote on approval and adoption of this Agreement and the transactions provided for in this Agreement. Subject to Section 5.8(b), the Company shall, (i) through its Board of Directors, recommend to its shareholders the adoption and approval of this Agreement, (ii) include such recommendation in the Proxy Statement-Prospectus and (iii) use reasonable best efforts to obtain from its shareholders a vote approving and adopting this Agreement, including but not limited to engaging a proxy solicitation firm to assist the Company with the Company Shareholder Meeting.

(b)     Notwithstanding anything in this Agreement to the contrary, at any time before the Company Shareholder Meeting, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw or modify or change in a manner adverse to Purchaser its recommendation that the shareholders of the Company approve this Agreement (a “Change of Recommendation”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended); provided that before any such Change of Recommendation, the Company shall have complied in all material respects with Section 5.1, given Purchaser at least three (3) Business Days’ prior written notice advising it of the intention of the Company’s Board of Directors to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and, if the decision relates to an Acquisition Proposal, given Purchaser the material terms and conditions of the Acquisition Proposal or inquiry, including the identity of the Person making any such Acquisition Proposal and any written materials received by the Company or any of its Subsidiaries in connection therewith; and provided, further, that if the decision relates to an Acquisition Proposal: (i) the Company shall have given Purchaser three (3) Business Days after delivery of such notice to Purchaser to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser proposes to revise the terms of this Agreement, throughout such period the Company shall have negotiated in good faith with Purchaser with respect to such proposed revisions or other proposal; and (ii) the Company’s Board of Directors shall have determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors and after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser, if any, that such Acquisition Proposal constitutes a Superior Proposal. If the Company’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the shareholders of the Company approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, modification or change. In the event of any material revisions to the Acquisition Proposal, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 5.8(c) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days.

5.9	Registration of Purchaser Common Stock.

(a)     Within sixty (60) days following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Company shareholders at the Company Shareholder Meeting and shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). The Company will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement before its being filed with the SEC. Each of Purchaser and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as needed to consummate the Merger and the transactions contemplated hereby. Each of Purchaser and the Company will use its reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to the Company’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement- Prospectus or the Registration Statement. If, at any time before the Effective Time, any information relating to Purchaser or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Purchaser or the Company that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser or the

Company, as applicable, with the SEC and disseminated by Purchaser and the Company to their respective shareholders.

(b)     Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Company and Purchaser shall furnish all information concerning it and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(c)     Before the Effective Time, Purchaser shall notify or file an application with the NASDAQ with respect to the additional shares of Purchaser Common Stock to be issued by Purchaser in exchange for the shares of Company Common Stock.

5.10     Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries after the date of this Agreement and before the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; (ii) any event, condition, change or occurrence which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VI and (iii) any event, condition, change or occurrence that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11	Employee Benefit Matters.

(a)     At the sole discretion of Purchaser, Purchaser may maintain the Company’s health and welfare plans for Persons who are employees of the Company and its Subsidiaries immediately before the Effective Time and whose employment is not terminated before the Effective Time (a “Continuing Employee”) through the end of the calendar year in which the Effective Time occurs. Notwithstanding the foregoing, if Purchaser determines to terminate one or more of the Company’s health and/or other welfare plans, then, at the request of Purchaser, made at least thirty (30) days before the Effective Time, the Company or its Subsidiaries shall adopt resolutions, to the extent required, providing that the Company’s applicable health and welfare plans will be terminated effective immediately before the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans or provided for by law) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of the arrangements or applicable law. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company’s health and welfare plans before the time the Continuing Employees or their dependents, as applicable, become eligible to participate in the health and welfare plans, programs and benefits common to similarly-

situated employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Subject to the provisions of this Section 5.11, Continuing Employees shall, if applicable, be subject to the employment terms, conditions and rules applicable to other similarly situated employees of Purchaser. Purchaser shall use commercially reasonable efforts to ensure that Continuing Employees who become covered under health and welfare plans, programs and benefits of Purchaser or any of its Subsidiaries shall (i) receive credit for any co-payments and deductibles paid under the Company’s health and welfare plans for the plan year in which coverage commences under Purchaser’s health and welfare plans and (ii) shall not be subject to any pre-existing conditions under any such plans or arrangements, in each case, to the same extent as applied under the Company’s health and welfare plans immediately prior to the Effective Time. Company employees who are not Continuing Employees and their qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser only in accordance with COBRA.

(b)     Purchaser shall cause each Purchaser Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility and vesting (but not benefit accrual) under the Purchaser Benefit Plans the service of the Continuing Employees with the Company and its Subsidiaries to the same extent as such service was credited for such purpose by the Company and its subsidiaries; provided, however, that such service shall not be recognized: (i) to the extent that such recognition would result in a duplication of benefits under any Purchaser Benefit Plans, (ii) to the extent, at the sole discretion of Purchaser, the cash value of unused paid time-off is paid to Continuing Employees at the Effective Time, (iii) if similarly situated employees of Purchaser and its Subsidiaries do not receive credit for service under the applicable Purchaser Benefit Plan or (iv) with respect to any Purchaser Benefit Plan that is grandfathered or frozen, either with respect to level of benefits or participation. The value of each Company employee’s (including employees of the Company’s Subsidiaries) unused paid time-off is set forth in the Company’s Disclosure Letter. This Agreement shall not be construed to limit the ability of Purchaser to terminate the employment of any employee of the Company or its Subsidiaries or to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Purchaser deems appropriate.

(c)     If requested in writing by Purchaser no later than thirty (30) days before Closing, the Company’s Board of Directors will also adopt resolutions (which shall be provided to Purchaser at least five (5) Business Days prior to adoption for Purchaser’s review and approval) terminating the Company 401(k) Plan immediately before the Effective Time, subject to the occurrence of the Effective Time, and if further requested, shall prepare and submit a request to the IRS for a favorable determination letter on termination. If Purchaser requests that the Company apply for a favorable determination letter, then before the Effective Time, the Company shall take all such actions as are necessary (determined in consultation with Purchaser) to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use commercially reasonable efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company 401(k) Plan as may be required by the IRS as a condition to its issuance of a favorable determination letter). Following the Effective Time, Purchaser will adopt such amendments to the Company 401(k) Plan and resolutions required to effect the provisions of this Section 5.11(c). If Purchaser requests the Company to submit an application to the IRS for a determination letter, the Company 401(k) Plan participants who are terminated at or after the

Closing, but before the receipt of the IRS determination letter, may elect to receive a distribution from the Company 401(k) Plan upon termination of their employment. Purchaser shall take any and all actions as may be required to permit Continuing Employees to roll over their account balances, including outstanding plan loans, in the Company’s 401(k) Plan into Purchaser’s 401(k) Plan as of the Effective Time.

(d)     For those Company employees whose employment is eliminated as a result of the Bank Merger, Purchaser will provide severance in accordance with the Purchaser’s standard severance policy as disclosed on Purchaser’s Disclosure Schedule 5.11(d).

(e)     In the sole discretion of Purchaser and in amounts determined exclusively by Purchaser, the Company may enter into retention bonus agreements with key employees of the Company to help retain those employees; provided, that no retention bonus pool payment shall be made that would be considered an “excess parachute payment” within the meaning of Section 280G of the IRC or result in any other adverse tax consequence to Purchaser. Purchaser shall consult with the Company in the consideration of the aforesaid retention bonuses.

(f)     In the sole discretion of Purchaser, Purchaser may enter into mutually agreeable arrangements with executives and other employees of the Company, including agreements regarding grants or awards of Purchaser Common Stock under Purchaser’s stock-based benefit plans.

(g)     Before the Closing Date, the Company shall take all required action to effectuate the treatment of Unvested Company Restricted Stock and Unvested Company LTIP Restricted Stock as provided in Section 2.11.

(h)      Without limiting the generality of Section 8.8, the provisions of this Section 5.11     are solely for the benefit of the parties to this Agreement, and no current or former employee, director or service provider shall be regarded for any purpose as a third party beneficiary to this Agreement. The terms of this Agreement shall not be deemed to (i) establish, amend or modify any Company Benefit Plan, Purchaser Benefit Plan or any employee benefit plan, program, agreement or arrangement maintained or sponsored by the Company, Purchaser or any of their Affiliates, (ii) alter or limit the ability of Purchaser and its Subsidiaries to amend, modify or terminate any compensation or benefit plan, program or agreement after the Effective Time or (iii) confer on any current or former employee, director or service provider any right to employment or continued employment or service with the Company, Purchaser or any of their Affiliates.

5.12	Indemnification.

(a)     From and after the Effective Time, Purchaser shall indemnify and hold harmless each of the current or former directors or officers of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was before the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such Person would have been indemnified or have the right to advancement of expenses pursuant to the Company’s charter and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the fullest extent permitted under applicable law, provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification.

(b)     Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually prejudiced as a result of such failure.

(c)     For a period of six (6) years following the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy with respect to claims against such Persons arising from facts or events occurring at or before the Effective Time (provided that Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less favorable in any material respect to the insured); provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premium currently paid by the Company for such insurance (the “Premium Cap”) and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available at a premium equal to the Premium Cap; provided further, that Purchaser may (i) request that the Company obtain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such Person than the Company’s existing insurance policies as of the date hereof if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(d)     If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e)     The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f)     Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13     Shareholder Litigation. The Company shall give Purchaser the opportunity to participate at Purchaser’s own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.14     Disclosure Supplements. From time to time before the Effective Time, the Company and Purchaser will promptly notify the other party in writing with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letters or that is necessary to correct any information in such Disclosure Letters that has been rendered materially inaccurate thereby. For the avoidance of doubt, such written notice shall not be deemed to be a supplement or amendment to such Disclosure Letters.

5.15     Director Appointment. Before the Closing Date, each of Purchaser and Purchaser Bank shall take all required action to appoint the Designated Director (as hereinafter defined) to serve as a director of Purchaser Bank effective as of the Effective Time. “Designated Director” shall mean a member of the current board of directors of the Company, selected by Purchaser in consultation with the Company, and subject to the bylaws and the requirements of the nominating and governance committee of Purchaser Bank, and the requirements regarding service as a member of the board of directors of Purchaser Bank. Purchaser shall consult with the Company’s Board of Directors to form an advisory board of community members.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1     Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a)     Shareholder Approval. This Agreement shall have been approved by the requisite vote of the Company’s shareholders in accordance with applicable laws and regulations.

(b)     Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c)     No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding to enjoin or prohibit the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger or the Bank Merger.

(d)     Registration Statement. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and not withdrawn.

(e)     Stock Listing. Purchaser shall have filed with the NASDAQ a notification form or application, as applicable, for the listing of all shares of Purchaser Common Stock to be delivered as Merger Consideration, and the NASDAQ shall not have objected to the listing of such shares of Purchaser Common Stock.

(f)     Tax Opinions. Purchaser and the Company shall have received written opinions of Bowles Rice and Nelson Mullins, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and the Company, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Purchaser and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, the Company and others.

6.2     Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser:

(a)     The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct at and as of the date of this Agreement and at and as of Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)     Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Effective Time.

(c)     Officers’ Certificate. Purchaser shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)     No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e)     Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain a Burdensome Condition.

6.3     Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a)     Purchaser’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true and correct at and as of date of this Agreement and at and as of Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)     Performance of Purchaser’s Obligations. Purchaser shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Effective Time.

(c)     Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)     No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Purchaser.

ARTICLE VII

TERMINATION

7.1     Termination. This Agreement may be terminated, and the Merger abandoned, at any time before the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a)     by the mutual written consent of Purchaser and the Company;

(b)     by either Purchaser or the Company, in the event of the failure of the Company’s shareholders to approve this Agreement at the Company Shareholder Meeting (“Requisite Company Vote”); provided, however, that the Company shall only be entitled to terminate this Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b));

(c)     by either Purchaser or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non- appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order permanently enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement, unless the failure to obtain such required approval, consent or waiver shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)     by either Purchaser or the Company, if the Merger is not consummated by June 30, 2020 (the “Outside Date”); in each case, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e)     by either Purchaser or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be and such breach or untrue representation or warranty has not been or cannot be cured within the earlier of the Outside Date and thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty, or by its nature or timing cannot be cured during such period;

(f)     by Purchaser, if (i) the Company shall have breached its obligations under Section 5.1 or Section 5.8 in any material respect or (ii) if the Board of Directors of the Company does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement or if the Board of Directors effects a Change of Recommendation; and

(g)     by the Company, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)     The number obtained by dividing the Average Closing Price by the Average Starting Price (the “Purchaser Ratio”) shall be less than 0.80; and

(ii)     The Purchaser Ratio shall be less than the number obtained by subtracting 0.20 from the Index Ratio; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 7.1(g), it shall give written notice to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Purchaser shall have the option to increase the Exchange Ratio to equal the quotient of (A) the product of the Average Starting Price, 0.80 and the Exchange Ratio, divided by (B) the Average Closing Price; provided, however, that if the Index Ratio is less than 1.00 then the quotient shall be multiplied by the Index Ratio. If Purchaser so elects within such five-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 7.1(g) the following terms shall have the meanings indicated:

“Final Index Price” means the average of closing price for the NASDAQ Bank Index for the thirty (30) consecutive trading days ending on and including the Determination Date.

“Index Price” means $3,618.20.

“Index Ratio” shall mean the Final Index Price divided by the Index Price.

“Average Starting Price” means $33.08, which is the basis for determining the Exchange Ratio.

7.2        Termination Fee; Expenses.

(a)     If Purchaser terminates this Agreement pursuant to Section 7.1(f), the Company shall make payment to Purchaser of a termination fee of $4,000,000.

(b)     If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b) if the Company made a Change in Recommendation or (B) by either party pursuant to Section 7.1(d) without the Requisite Company Vote having been obtained or (C) by Purchaser pursuant to Section 7.1(e), (ii) before the Company Shareholder Meeting (in the case of termination pursuant to Section 7.1(b)) or the date of termination (in the case of termination pursuant to Section 7.1(d) and Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iii) within twelve (12) months of such termination the Company shall consummate or enter into any agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as set forth in clause (ii) of this Section 7.2(b)), then the Company shall make payment to Purchaser of a termination fee of $4,000,000.

(c)     The fees payable pursuant to Section 7.2(a) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 7.2(b) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. The amount payable by the Company pursuant to Section 7.2(a) or (b), in each case, constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser, in the event of termination of this Agreement on the bases specified in such sections.

7.3     Effect of Termination. If this Agreement is terminated by either Purchaser or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and Article VIII, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1     Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2     Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Time.

8.3     Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock or that would contravene any provision of the VSCA or the applicable state and federal banking laws, rules and regulations.

8.4     Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5     Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Virginia, without regard to conflicts of laws principles.

8.6     Expenses. Except as otherwise provided in Section 7.2, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7     Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser, to:

First Community Bankshares, Inc.

29 College Drive

Bluefield, Virginia 24605-0989

Attention: Gary R. Mills, President

E-mail: GRMILLS@fcbinc.com

With copies to:

William L. Pitman

Pitman Law Firm, LLC

110 Jervey Road

Greenville, SC 29609

864.770.3088 (cell)

Bill@williampitmanlaw.com

If to the Company, to:

Highlands Bankshares, Inc.

340 West Main Street

Abingdon, VA 24210

Attention: Bryan Booher

E-mail: bbooher@hubank.com

With copies to:

Neil E. Grayson

Nelson Mullins Riley & Scarborough LLP

Poinsett Plaza, Suite 900

104 S. Main Street

Greenville, SC 29601

E-mail: neil.grayson@nelsonmullins.com

8.8     Entire Agreement; etc. This Agreement (including the documents and the instruments referred to herein), together with the Exhibits and Disclosure Letters hereto and the Confidentiality Agreements, represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9     Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

8.10     Severability. If any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

8.11     Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.12     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13     Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated by means of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature page immediately follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

FIRST COMMUNITY BANKSHARES, INC.

By:	/s/ Gary R. Mills
Name: Gary R. Mills
Title: President

HIGHLANDS BANKSHARES, INC.

By:	/s/ Robert W. Moser Jr.
Name: Robert W. Moser Jr.
Title: Chairman

[Signature Page to Merger Agreement]